Exhibit 99.7 Appendix 3X Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	49 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Hendrickson
Date of appointment	1 July 2025

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 260,166 fully paid ordinary shares 1,156,647 options exercisable at US$11.23 and expiring 16 June 2030

'+ See chapter 19 for defined terms.

11/3/2002        Appendix 3X Page 1

Appendix 3X Initial Director’s Interest Notice
Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest.

The Hendrickson Family Trust, for which the Director’s spouse serves as trustee and for which the Director’s spouse has delegated investment control and management to the Director
Number & class of Securities 145,682 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable

+ See chapter 19 for defined terms.

11/3/2002        Appendix 3X Page 2